Exhibit (a)(3)

September 25, 2018

RE: Liquidation Opportunity for Benefit Street Partners Realty Trust, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of Benefit Street Partners Realty Trust, Inc. (the “REIT”) for $13.08 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 1,800,000 shares of the REIT’s common stock. But this offer expires on November 27, 2018, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited and the prospect of receiving any return on your investment is currently unclear. Specifically, the REIT’s filings say:

•                  No established trading market for the shares currently exists, and as a result, it will be difficult to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to their original purchase price.

•                  The REIT’s amended and restated share repurchase program (“SRP”), which is subject to numerous restrictions, may be canceled at any time and should not be relied upon as a means of liquidity.

•                  The REIT’s stockholders are limited in their ability to sell their shares pursuant to the SRP, including a limitation on the purchase price for repurchases equal to the lesser of (i) the most recent Estimated Per-Share NAV and (ii) the most recent book value per share multiplied by a percentage determined by the period of time a Shareholder has held its shares.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment. The $13.08 per share price is net of any fees or costs.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently beneficially own approximately 137,773 shares of the REIT’s common stock, or less than 1% of the common stock outstanding.

If you are interested in this opportunity, please carefully review the included summary offer sheet and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are available for review at www.cttauctions.com/offerdisclosures.

Following the expiration of this offer on November 27, 2018, we intend to mail your check within three business days after we receive confirmation that the shares have been transferred to us.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer